November 10, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:    Abby Adams

Re:	ORIC Pharmaceuticals, Inc.

Registration Statement on Form S-1

File No. 333-250001

Acceleration Request

Requested Date:         November 12, 2020

Requested Time:        4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ORIC Pharmaceuticals, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-250001) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Jennifer Knapp at (650) 849-3041.

[Signature page follows]

Sincerely,

ORIC Pharmaceuticals, Inc.

/s/ Jacob M. Chacko
Jacob M. Chacko, M.D.
President and Chief Executive Officer

cc:	Dominic Piscitelli, ORIC Pharmaceuticals, Inc.

Tony Jefferies, Wilson Sonsini Goodrich & Rosati, P.C.

Kenneth Clark, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.

Charles Kim, Cooley LLP